Exhibit 11.1

Code of Conduct
MURANO GLOBAL INVESTMENTS PLC

Revised and Approved by the Board on 25 January 2024

Our Values

Integrity is the essential ingredient to our success and a key component of our reputation as a global business.

This Code of Conduct (the "Code") guides our actions to act with integrity in all of our business interactions. We know that things are not always simple and, sometimes, you might face a situation where the right thing to do is not obvious. That is where our Code of Business Conduct can help. It is always here as your guide to preserving our reputation and living our values. While the Code cannot answer every question, it can show you where to go for guidance when the answer is not clear.

This Code may be reviewed and updated from time-to-time as appropriate or as required by applicable law. We refer you to the contact details at the end of this Policy for any questions or support in understanding this Policy and its application to you.

Who this Code of Conduct applies to

This Policy applies to all Colleagues, including directors, officers, employees, staff, temporary or short-term workers, exclusive contractors and contractors (together, "Colleagues" or "you"), regardless of their operating location, the duration of their service or role within the Company.

Each Colleague is responsible for making sure that they comply with this Policy. Our Directors will annually sign a certification that they have read and will comply with this Code, in particular the section titled "Code of Conduct for Directors of the Board".

Overseeing Compliance

The Audit Committee of the Board of Directors (the "Audit Committee") is responsible for administering the Code in an independent, objective and consistent manner.

The Audit Committee may, at their discretion, delegate responsibility for this Code to a Committee of company officers, comprised of no less than three officers, which shall include at least one of: the Chief Financial Officer, Chief Legal Officer, Company Secretary, and/or Chief Risk Officer; provided the Audit Committee oversees this committee and receives appropriate and timely reports.

Modifications and Waivers

This Code does not cover every possible circumstance, especially when issues arise with contracts or local laws. Accordingly, the Company may need to modify the Code from time to time.

Amendments to the Code must be approved by the Audit Committee of the Board of Directors and the Company must promptly post the amended version on the Company's website.

Any waivers of the Code, however, must be approved by the Board of Directors or the Board's designees. In the extremely rare situation that a waiver is approved, we will quickly and properly disclose it where required by law or Nasdaq listing rules.

When a Code Violation Occurs

We take all potential violations of this Code seriously, and a violation may lead to disciplinary action to a level which is appropriate for the nature and circumstances of the violation. Severe violations may result in suspension without pay or termination of employment or directorship.

We note however, that not all behaviour is governed by this Code. The Company has other policies and processes governing performance, conduct and behaviour. Policy violations that are not Code violations will be handled under the appropriate policy or procedure.

Your Responsibility

All employees and directors are expected to uphold this Code. As employees, each of us is responsible for:

-	Understanding this Code
You are expected to read the Code and ask any questions when something is unclear.
-	Thinking before acting
You are expected to think before acting, and to use good judgment to act ethically and in compliance with this Code and our values as a Company.
-	Reporting suspected violations
You are responsible for reporting any suspected violation of this Code without delay. Reporting can be to your line manager or through the use of our Whistleblowing procedures.
-	Modelling the Code and our values
You are expected to promote a culture of integrity by modelling ethical decisions and acting with integrity.

Protecting Confidential and Non-Public Information

Murano is a publicly listed company whose shares are sold on the Nasdaq stock exchange. Accordingly, the Company upholds policies which prohibit employees and directors from sharing certain types of confidential information.

We expect all employees to be able to identify which kinds of information are considered confidential or 'inside information' and ensure that this type of information is only shared with individuals who are authorised to know it to do their jobs.

If you are working with a current or prospective supplier, partner, investor or outside service provider and believe they require access to confidential information, you must ensure they enter into a non-disclosure agreement with the Company prior to sharing information.

Always be mindful when sharing information with family or friends, or discussing business matters in public. Confidential information must stay confidential, and we expect that if you have access to information which is not intended for the public, that you will take the right steps to ensure that information is not accessible by the public.

For more details on what constitutes Inside Information, see the Inside Information Policy. Speak to the Legal Team to request a non-disclosure agreement or a wall-cross agreement.

Safeguarding Company Property

Sometimes, the Company will provide you with physical property and resources such as a Company phone, computer or vehicle, to enable you to do your job. You must not ever lend, sell or give these items away. You must follow all relevant policies on securing the data contained on any Company devices. You are expected to take reasonable steps to prevent misuse or unauthorised access to any Company property, and to protect any keycard or access passes that you have such that our offices and hotels remain secure.

Data Privacy

You are expected to follow and uphold all policies adopted by the company and provided to you, including those relating to data privacy, document retention or data security.

Anti-Money Laundering

You must never look the other way when it comes to illegal activities.

Money-laundering is the process whereby money or funds are generated through criminal or illegal activity—such as terrorism, tax evasion, fraud, drug dealing or human trafficking—and moved through legitimate businesses to hide their illegal origin. We are committed to operating our Company in a manner which prevents the use of our business transactions by those who are engaging in money laundering or other financial crime, terrorism or tax evasion. We expect you to uphold all due diligence procedures set out by the Company, prior to agreeing any new service or partnership contract.

Due diligence procedures, including supplier on-boarding, help us to get to know our business partners and minimise the risk that our business will be targeted by those who wish to engage in illegal activity.

We ask all employees to be alert to signs of money-laundering such as: unusually large funds transfers or suppliers who refuse to participate in due diligence screening.

If you have a concern regarding any specific transaction or anyone with whom we do business, you should report your concern to your line manager or by following the Whistleblowing Policy.

Anti-bribery

Gift giving and hospitality are a regular occurrence in business. We understand that it is customary to give a token present or entertain business partners for dinner from time-to-time. Such practices are entirely normal and expected. However, we do not support bribery and expect all employees to follow relevant procedures implemented to uphold these values, and ensure our compliance with the Foreign Corrupt Practices Act and the UK Anti-Bribery Act; both of which apply to every member of our business by virtue of our Nasdaq listing and head-office in the United Kingdom.

A bribe is: any payment or gift that is made for the purpose of causing someone to:

A.	perform functions which they are not obligated to perform, or
B.	give a benefit which is not due.

Bribery is illegal, and we do not allow bribery in our business. Normal course gifts and hospitality are acceptable. We require all employees and directors to uphold any policies in place to prevent bribery, including policies related to gifts and hospitality, related-party transactions, political and charitable contributions and conflicts of interest.

Conflicts of Interest

We expect all employees to carry out their role in a manner which they believe is in the best interest of the Company. This can become more difficult when our personal interests conflict with the Company's interest. When their personal interests are involved in our business decisions, it is called a 'conflict of interest'. When a conflict of interest arises, steps must be taken to manage that conflict so that decisions can be made without the cloud of personal motivations.

Conflicts of Interest are a common issue, and they can range from very small conflicts to significant interests which call into question the ability to carry out our duties. To manage this broad range of issues, we have adopted a Conflicts of Interest Policy, which we expect all employees and directors to adhere to.

Human Rights

We must all act in a manner which upholds and respects human rights. We expect that all employment and service arrangements are written into contracts which comply with all local employment laws. We expect that all workers are treated in a manner which abides by the basic dignities afforded by the UN Guiding Principles on Business and Human Rights.

You are expected to uphold all human rights policies in place, and to follow all due diligence procedures when onboarding new suppliers and partners to ensure that they take action to uphold human rights for all that work with or for them. If you suspect a human rights violation is occurring, you must report the same to your line manager or by utilising the directives contained in the Whistleblowing Policy.

Code of Conduct for Directors of the Board

The Board of Directors (the "Board" or "We") of Murano Global Investments ("Murano" or the "Company") acknowledge and accept the scope and extent of our duties as Directors. We have a responsibility to carry out our oversight responsibility in the interests of all Murano shareholders, and our wider stakeholders, within the scope of our authority and consistent with our fiduciary duties and our governance documents.

The Board has adopted the following Code of Conduct, and our Directors are expected to adhere to the standards of loyalty, good faith, and the avoidance of conflicts of interest that follow:

Directors are expected to:

•	Act in the best interests of, and fulfil their fiduciary obligations to, all Murano shareholders with due consideration given to the interests of all key stakeholder groups.

•	Act honestly, fairly, ethically and with integrity.

•	Conduct themselves in a professional, courteous, and respectful manner.

•
Comply with all applicable laws, rules and regulations, and Murano policies, including, but not limited to, the applicable provisions of the Company's Policy Regarding Inside Information, Disclosure Policy, Conflicts of Interest and Related Party Transactions.

•	Act in good faith, responsibly, with due care, competence, and diligence, without allowing their independent judgment to be subordinated.

•	Act in a manner to enhance and maintain the reputation of Murano.

•
Avoid situations that may give rise to an actual or potential conflict of interest or the appearance of a conflict of interest, report these situations without undue delay to the Chairperson, or Lead Independent Director, and Company Secretary of the Board in the event they arise, and comply with all applicable provisions of the Company's Conflicts of Interest and/or Related Party Transactions Policy.

•	Make available to and share with fellow Directors information as may be appropriate to ensure the proper conduct and sound operation of Murano and its Board.

•
Respect the confidentiality of information relating to the affairs of the Company acquired in the course of their service as Directors, except when authorised or legally required to disclose such information.

•	Not use confidential information acquired in the course of their service as Directors, or other Company assets or property, for their personal advantage; and

•
Not take for themselves personally opportunities related to the Company's business or compete with the Company for business opportunities unless a majority of the disinterested members of the Board first determines that the Company will not pursue the opportunity.

No code or policy can anticipate every situation that may arise. Accordingly, a Director who has a question or concern regarding compliance with this Code should raise the matter with the Lead Independent Director and Company Secretary, who will determine, in consultation with the [Chief Legal Officer/Company Secretary/Appointed corporate attorney and solicitor as directed from time to time] and the appropriate Board Committee, what action shall be taken, all in accordance with the Company's Corporate Governance Principles, the Related Person Policy and other applicable policies. In the extremely unlikely event that a waiver of this Code for a Director would be in the best interest of the Company, it must be approved by a majority of the disinterested members of the Board.

The Governance Committee reviews this Code annually and recommends any updates to the full Board for approval.

Directors will annually sign a certification that they have read and will comply with this Code.

CERTIFICATION

I certify that I have read this Code of Conduct for the Board of Directors and I agree to comply with the responsibilities, expectations and standards it describes.